Exhibit 99.1

Aphria signs worldwide license agreement with Manna Molecular Science to develop state-of-the-art cannabis transdermal patches

LEAMINGTON, ON and WORCESTER, MA, Feb. 26, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced a worldwide license agreement with Manna Molecular Science, LLC ("Manna"), producers of state-of-the-art cannabis transdermal patches. Leveraging Manna's established formulations, equipment and processes, Aphria will produce and sell patches containing cannabis oils for its established suite of medical and adult-use brands.

"As we continue to expand its use from product to ingredient, we are excited to offer innovative new ways for consumers to interact with cannabis," said Jakob Ripshtein, President of Aphria. "As a company at the forefront of cannabis innovation, Manna Molecular Science will be an important strategic partner for Aphria. Like us, they are committed to making safe, high-quality cannabis products available to a wide array of global consumers."

Under the agreement, Manna grants Aphria exclusive preferred vendor status for a period of five years, and an exclusive license to produce, market, distribute, promote and sell Manna patches containing cannabis oil as an active ingredient.

"Manna is excited to be taking this monumental step with Aphria into becoming an internationally recognized brand. Aphria gives Manna the reach to distribute the Manna patch at a global level and share our principles of excellence in product design and manufacturing with the world outside the U.S.," said Nial C. DeMena, Chief Executive Officer of Manna Molecular Science.

The Manna cannabis transdermal patch has been developed by pharmaceutical scientists from Massachusetts Institute of Technology using state-of-the-art product design and research methods. It works for all cannabinoids and is designed to work with high-quality, whole-plant cannabis extracts, which are printed on each patch with pharmaceutical quality. Each patch is latex- and allergen-free and delivers the dose automatically through the skin over the course of 12 hours.

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About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

About Manna Molecular Science

Founded in 2015, Manna Molecular Science combines whole-plant cannabis extracts with innovative technology to evolve cannabis medicine for everyday life. The team in their lab includes scientists with decades of experience in pharmaceutical formulation, analytical chemistry, and product development.

For more information, please visit http://www.mannamolecular.com/.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 26-FEB-19